EXHIBIT 99.1


                             [PUBLICIS GROUPE LOGO]

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                                 PRESS RELEASE
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CONTACTS AT PUBLICIS GROUPE:

PIERRE BENAICH, INVESTOR RELATIONS          +33 1 4443 6500
EVE MAGNANT, CORPORATE COMMUNICATIONS       +33 1 4443 7025

                  PUBLICIS GROUPE WINS INVESTMENT-GRADE RATINGS
                       FROM STANDARD & POOR'S AND MOODY'S

                      ORGANIC GROWTH SET TO TOP 6% FOR 2005
                         AND 2006 OUTLOOK IS FAVOURABLE

PARIS, DECEMBER 14, 2005- Publicis Groupe has been awarded investment-grade ratings (BBB+ by Standard & Poor's and Baa2 by Moody's- with both adding a Stable Outlook). These ratings are a new milestone for the Group, allowing it to further strengthen its financial structure. Publicis Groupe had announced in 2003 that it would seek investment ratings from the two leading international agencies, and in 2005 began the formal process of obtaining the ratings.

Maurice Levy, Chairman & CEO of Publicis Groupe, comments: "THESE RATINGS ARE AN IMPORTANT STEP FORWARD FOR OUR GROUP, DEMONSTRATING THE TWO AGENCIES' RECOGNITION OF THE QUALITY OF OUR BALANCE-SHEET STRUCTURE AND OF OUR MANAGEMENT. THIS IS ALSO FURTHER CONFIRMATION OF PUBLICIS GROUPE'S STATURE AS A TOP TIER GROUP. AS WAS THE CASE WITH OUR ENTRY IN THE CAC 40 INDEX IN 2004, THESE INVESTMENT-GRADE RATINGS ENTAIL NEW DUTIES REGARDING FINANCIAL POLICIES. WE WILL CONTINUE TO TIGHTEN FINANCIAL DISCIPLINE AT ALL LEVELS--A DISCIPLINE THAT HAS ALWAYS BEEN A FOUNDATION OF OUR STRENGTH."

Jean-Michel Etienne, Chief Financial Officer, adds: "THIS SUCCESS REWARDS YEARS OF UNSTINTING EFFORTS SINCE THE ACQUISITION OF BCOM3 TO IMPROVE OUR FINANCIAL STRUCTURES AND TO OPTIMIZE OUR FINANCIAL AND TREASURY MANAGEMENT. WHILE WE NOW HAVE ADDITIONAL FINANCIAL LEEWAY, WE ARE ALSO AWARE THAT OUR NEW STATUS ENTAILS NEW OBLIGATIONS."

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NEW BUSINESS - OUTLOOK FOR 2005 AND 2006

Net New Business booked in 2005 should be close to $10 billion, maintaining Publicis Groupe's number-one position over the year as a whole.

The group confirms its target of organic growth exceeding 6% for 2005 as a whole, with an improvement in operating margins.

The outlook for 2006 is very positive, considering both the potential of new business and some improvement in the European business environment- also favoured to some extent by the Football World Cup in Germany.

Maurice Levy concludes: "WE LOOK TO 2006 WITH CONFIDENCE IN THE CONVICTION THAT OUR GROUP IS FULLY EQUIPPED TO MEET ALL OF ADVERTISERS' NEEDS. OUR HOLISTIC APPROACH TO COMMUNICATIONS ALLOWS US TO MAKE THE MOST OF SHIFTS IN MARKETING BUDGETS FROM ONE MEDIA TO ANOTHER."

TARGETS FOR GROWTH AND OPERATING MARGIN CONFIRMED UNDER IFRS

Publicis Groupe does not publish projections, but reports on progress in reaching the targets it has set itself.

The ambitious goal of 17% operating margin for 2008 announced on December 9, 2004 under French GAAP is clearly within reach. Under IFRS, the target is now 16.7% for 2008.

Group balance sheet ratios under IFRS are as follows:
-Average net debt/Operating income before depreciation and amortization: less than 1.5
-Net debt/Shareholders' equity: less than 0.5
-Interest cover (Interest expense/ Operating income before depreciation and amortization): more than 7

NOTE: NET DEBT MEANS THE TOTAL OF LONG AND SHORT-TERM FINANCIAL DEBT, EARN-OUTS AND COMMITMENTS TO BUY OUT MINORITY INTERESTS LESS CASH AND MARKETABLE SECURITIES

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PUBLICIS GROUPE  (Euronext  Paris:  FR0000130577 and member of the CAC40 Index -
NYSE: PUB) is the world's fourth largest communications group, as well as the world's second largest media counsel and buying group. Its activities span 104 countries on six continents.

Groupe's communication activities cover ADVERTISING, through three autonomous global advertising networks: Leo Burnett Worldwide, Publicis Worldwide, Saatchi & Saatchi Worldwide, as well as through its two multi-hub networks Fallon Worldwide and Bartle Bogle Hegarty, 49%-owned ; MEDIA CONSULTANCY AND BUYING through two worldwide networks ZenithOptimedia and Starcom MediaVest Group; and MARKETING SERVICES AND SPECIALIZED COMMUNICATIONS including direct marketing, public relations and events, corporate and financial communications, multicultural communications, healthcare communications.

Web sites: WWW.PUBLICIS.COM and WWW.FINANCE.PUBLICIS.COM
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